UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 6, 2007

Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

000-13727
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  /    /        Form 40-F  / x /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

The Registrant's material change report and its press release dated June 6, 2007, are incorporated by reference herein.

(c)	Exhibit 99.1.	Material change report and press release dated June 6, 2007

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pan American Silver Corp. (Registrant)
June 6, 2007 (Date)	/s/ ROBERT PIROOZ Robert Pirooz General Counsel and Secretary